838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-460 November 23, 2022

Platinum Group Metals Ltd. Reports 2022 Annual Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports the Company's financial results for the year ended August 31, 2022 and provides an update and outlook.  The Company is focussed on advancing the Waterberg Project located on the Northern Limb of the Bushveld Complex in South Africa (the "Waterberg Project").  The Waterberg Project is planned as a fully mechanised, shallow, decline access palladium, platinum, gold and rhodium ("4E") mine and is projected to be one of the largest and lowest cost underground platinum group metals ("PGM" or "PGMs") mines globally.

The Company's near-term objectives are to advance the Waterberg Project to a development and construction decision including the arrangement of construction financing and concentrate offtake agreements.  The Company is also advancing an initiative through Lion Battery Technologies Inc. ("Lion") using platinum and palladium in lithium battery technologies in collaboration with Anglo American Platinum Limited ("Anglo") and Florida International University ("FIU").

The Company has filed its audited consolidated financial statements (the "Financial Statements") for the year ended August 31, 2022, Annual Information Form ("AIF"), and Management's Discussion and Analysis ("MD&A") with Canadian securities regulators on SEDAR (www.sedar.com).  The Company has also filed a Form 40-F annual report ("Form 40-F"), including the Financial Statements, with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR (www.sec.gov).  Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

All amounts herein are reported in United States dollars unless otherwise specified.  The Company holds cash in Canadian dollars, United States dollars and South African Rand.  Changes in exchange rates may create variances in the cash holdings or results reported.

Recent Events

On October 18, 2022, the directors and shareholders of Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co.") approved in principle a pre-construction work program (the "Work Program") for the Waterberg Project amounting to approximately $21.0 million over a 23-month period ending August 31, 2024.  From the Work Program an initial budget (the "Initial Budget") of approximately $2.5 million was approved for expenditure by March 31, 2023, and this work has now commenced.

PLATINUM GROUP METALS LTD.	…2

On October 13, 2022, the South African Department of Mineral Resources and Energy ("DMRE") ruled to dismiss a series of appeals filed in 2021 against the grant of the Waterberg Mining Right.  In its ruling the DMRE provided the regulatory reasons why each appeal was denied and confirmed the DMRE's assessment that Waterberg JV Co. has complied with Black Economic Empowerment requirements and Social and Labour Plan community consultation procedures.

On October 4, 2022, the U.S. Patent and Trademark Office issued FIU a fourth patent, No. 11,462,743 B2, entitled "Battery comprising a metal interlayer".  The patent involves the use of palladium as interlayer in batteries to stabilize and enable lithium metal anodes in various existing and emerging lithium battery technologies.  Further patents are currently applied for.  Under the Sponsored Research Agreement, Lion has exclusive rights to all intellectual property being developed by FIU including the patents granted.

On July 27, 2022, the Company entered into an Equity Distribution Agreement with BMO Nesbit Burns Inc. (the "Canadian Agent") and BMO Capital Markets (the "U.S. Agent" and together with the Canadian Agent, the "Agents") for a new at-the-market equity program (the "2022 ATM") to distribute up to $50.0 million (or the equivalent in Canadian dollars) of Common Shares (the "Offered Shares").  The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion.  The Offered Shares sold under the 2022 ATM will be sold at the prevailing market price at the time of sale. The net proceeds of any such sales under the 2022 ATM will be used for general working capital purposes, including the Work Program as described above.  For the three-month period ended August 31, 2022, the Company sold no Common Shares pursuant to the 2022 ATM.  As of November 23, 2022, the Company has issued an additional 603,314 Common Shares at an average price of $1.82 pursuant to the 2022 ATM for net proceeds of $1.07 million after directly attributable fees and expenses $0.03 million.

On June 21, 2022, the Company filed a final short form base shelf prospectus (the "Shelf Prospectus") with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (the "Registration Statement") with the SEC, under the Multijurisdictional Disclosure System established between Canada and the United States.  Pursuant to the Shelf Prospectus and the Registration Statement, the Company may offer and sell Common Shares, debt securities, warrants, subscription receipts, or a combination thereof up to an aggregate initial offering price of $250 million (or its equivalent in Canadian dollars) from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Shelf Prospectus and the Registration Statement remain effective.

On June 14, 2022, the High Court of South Africa dismissed a legal challenge brought by Africa Wide Mineral Prospecting and Exploration (Pty) Limited ("Africa Wide"), the former 17.1% shareholder of Maseve Investments 11 Proprietary Limited ("Maseve"), to the 2018 sale of Maseve to Royal Bafokeng Platinum Limited ("RBPlat").  In its judgment the High Court dismissed all Africa Wide's claims and ordered Africa Wide to make payment of the defendants' costs.  In its ruling, the High Court found that Africa Wide had firstly failed to make its case on the evidence and secondly that, having failed to challenge the transaction within the time limit prescribed under section 115 of the South Africa Companies Act, Africa Wide's case was statutorily barred.  On July 1, 2022, Africa Wide filed an application for leave to appeal the judgment of the High Court, which was denied by the High Court on August 1, 2022, once again with costs awarded to the defendants.  On August 31, 2022 Africa Wide filed a petition to the South African Supreme Court of Appeal seeking leave to appeal, which was summarily dismissed by the Court on November 10, 2022, with costs awarded to the defendants for a third time.

PLATINUM GROUP METALS LTD.	…3

On February 11, 2022, the Company repaid the remaining principal balance due and outstanding interest on a $20 million senior secured loan facility with Sprott Private Resource Lending II (Collector), LP and the other lenders party thereto.  After this repayment, the Company became debt free and the pledge of its South African assets as security was fully released.

On February 11, 2022, the Company completed a non-brokered private placement of 3,539,823 Common Shares at a price of $1.695 per Common Share to existing major beneficial shareholder, Hosken Consolidated Investments Limited ("HCI"), resulting in proceeds to the Company of $6.0 million (the "Private Placement").  Pricing of the Private Placement was consistent with the equity consideration paid by the Company to purchase and cancel its outstanding $19.99 million 6 7/8% Convertible Senior Subordinated Notes ("Convertible Notes") as described below.  The Private Placement allowed HCI to return to a near 26% interest in the Company, as it held prior to the purchase and cancellation of the Convertible Notes.

On February 11, 2022, the Company reported the privately negotiated purchase and cancellation of the Company's Convertible Notes maturing on July 1, 2022.  The Company issued to the holders, on a private placement basis, an aggregate of 11,793,509 Common Shares of the Company at a price of $1.695 per share in consideration for the $19.99 million principal outstanding balance of the Convertible Notes.  The Company paid accrued and unpaid interest on the Convertible Notes in cash.

On October 14, 2021, the Company reported completion of a geotechnical drilling campaign at the Waterberg Project.  The campaign consisted of 46 boreholes drilled along the planned centerline of two sets of twin declines and box-cut positions.  A total of 5,966 metres of drill core were recovered and a total of 2,696 metres of core were geotechnically logged from within the zone of interest.  Downhole geophysical surveys were conducted. Core samples of all the major geotechnical units encountered were collected and subjected to laboratory testing. Geotechnical qualified persons monitoring the drill program have stated that in general, the rock mass encountered along both decline routes is competent and can support the planned excavations with no major problem areas expected.

838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

Results For The Year Ended August 31, 2022

During fiscal 2022, the Company continued its efforts to lower costs. During the year ended August 31, 2022, the Company incurred a net loss of $8.24 million (August 31, 2021 - net loss of $13.1 million).  The current year loss was lower primarily due to reduced interest expense of $1.7 million versus $5.1 million in fiscal 2021.  All of the Company's $27.8 million in debt at August 31, 2021 was paid off during fiscal 2022.  General and administrative expenses during the year were lower at $4.3 million (August 31, 2021 - $5.1 million). Share based compensation was also lower at $2.2 million (August 31, 2021 - $3.2 million).  The foreign exchange gain recognized in the current year was $0.3 million (August 31, 2021 - $0.7 million gain) due to the to the U.S. Dollar increasing in value relative to the Canadian Dollar during the current year.

At August 31, 2022, finance income consisting of interest earned and property rental fees in the year amounted to $0.2 million (August 31, 2021 - $0.1 million).  Loss per share for the year amounted to $0.09 as compared to a loss of $0.18 per share for fiscal 2021.

Accounts receivable at August 31, 2022 totalled $0.4 million (August 31, 2021 - $0.3 million) while accounts payable and other liabilities amounted to $1.1 million (August 31, 2021 - $2.5 million).  Accounts receivable was comprised mainly of value added taxes repayable to the Company in South Africa. Accounts payable consisted primarily of payables related to project engineering and maintenance costs on the Waterberg Project.

In June 2022, the Company completed an at-the-market equity program (the "2021 ATM") initiated in February 2021.  In aggregate, the Company sold 10,426,632 Common Shares in the 2021 ATM at an average price of $2.94 for gross proceeds of $30.6 million, of which 7,923,642 Common Shares at an average price of $2.48 were sold in fiscal 2022.

Total expenditures on the Waterberg Project, before partner reimbursements, for the year were approximately $3.0 million (August 31, 2021 - $3.7 million).  At year end, $40.4 million in accumulated net costs was capitalized to the Waterberg Project (August 31, 2021 - $44.0 million).  Total expenditures on the property since inception to August 31, 2022 are approximately $80.9 million.

For more information on mineral properties, see Note 4 of the Financial Statements.

Outlook

The Company's key business objective is to advance the Waterberg Project to a development and construction decision.  PTM is the operator of the Waterberg Project as directed by a technical committee comprised of representatives from joint venture partners Impala Platinum Holdings Ltd. ("Implats"), Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo"), Japan Organization for Metals and Energy Security (formerly Japan Oil, Gas and Metals National Corporation) ("JOGMEC") and Hanwa Co., Ltd. ("Hanwa").  Before project financing and a construction decision can be undertaken, arrangements will be required for project concentrate offtake or processing.

PLATINUM GROUP METALS LTD.	…5

On October 18, 2022, Waterberg JV Co. approved in principle the pre-construction Work Program of approximately $21.0 million over a 23-month period ending August 31, 2024.  The Work Program will focus on project infrastructure including initial road access, water supply, essential site facilities, a first phase accommodation lodge, a site construction power supply from state utility Eskom and advancement of the Waterberg Social & Labour Plan.  An update to the 2019 Waterberg Definitive Feasibility Study ("DFS Update") is also planned, including a review of cut-off grades, mining methods, infrastructure plans, scheduling, concentrate offtake, dry stack tailings, costing and other potential revisions to the project's financial model.

From the Work Program the Initial Budget of approximately $2.5 million was approved for expenditure by March 31, 2023, and this work has now commenced.  The Initial Budget includes an infill drilling program targeting near surface, modelled Inferred Mineral Resource blocks that have good potential for conversion to higher confidence levels, thereby allowing them to be added to early mine plans, potentially reducing early capital expenditure and the period to first mining.  The infill drill program has commenced and is planned to consist of 16 T Zone NQ boreholes and 16 F Zone NQ boreholes.  Mineralized material recovered from the drill program will be assayed and the remaining material will be processed to determine dry-stack tailings characteristics and provide additional concentrate metallurgical data. If dry stack tailings methods are implemented in the DFS Update, it is expected that mine water consumption will be reduced by 40% to 50%.

The Initial Budget for the Work Program is to be funded pro rata by the joint venture partners and was coordinated to match fiscal year and budgetary periods for JOGMEC and Hanwa. Subsequent expenditures in accordance with the Work Program are subject to expected approvals for sequential time periods ending on August 31, 2024.

The Company continues to work closely with regional and local communities and their leadership on mine development plans to achieve optimal outcomes and best value to all stakeholders.

The Company is considering commercial alternatives for mine development, financing and concentrate offtake.  Obtaining reasonable terms for Waterberg concentrate offtake from an existing smelter/refiner in South Africa is considered the preferred option and discussions with such parties are ongoing.  As an alternative to a traditional concentrate offtake arrangement, studies are also underway to assess the economic feasibility of constructing a matte furnace and base metal refinery to process Waterberg concentrate.  The NI 43-101 definitive feasibility study technical report for the Waterberg Project entitled "Independent Technical Report, Waterberg Project Definitive Feasibility Study and Mineral Resource Update, Bushveld Complex, South Africa" dated October 4, 2019, stated that "Additional smelting capacity may need to be constructed in the industry to be able to treat the flotation concentrate from Waterberg and the other potential Platreef miners."  A matte furnace and base metal refinery as described above is envisioned as a separate business from Waterberg JV Co. that could provide concentrate offtake terms to Waterberg JV Co. and possibly to other PGM miners.  Discussions with potential participating partners and investors have occurred and are planned for the future.

PLATINUM GROUP METALS LTD.	…6

As the world seeks to decarbonize and look for solutions to climate change, the unique properties of PGMs as powerful catalysts are being applied to various technologies as possible solutions for more efficient energy generation and storage.  The Company's battery technology initiative through Lion with partner Anglo represents a new opportunity in the high-profile lithium battery research and innovation field.  The investment in Lion creates a potential vertical integration with a broader industrial market development strategy to bring new technologies to market which use palladium and platinum.  Research and development efforts by FIU on behalf of Lion continue.  Technical results from Lion's research may have application to most lithium-ion battery chemistries and the scope of Lion's research work is being expanded.

Environmental, Social and Governance

Platinum Group recently received its second annual Environmental, Social and Governance ("ESG") disclosure report from Digbee Ltd. ("Digbee"), a United Kingdom based company that has developed an industry standard ESG disclosure framework for the mining sector providing a right-sized, future looking set of frameworks against which they can credibly disclose, track, compare and improve their ESG performance.  Digbee ESG has been developed in consultation with mining companies, ESG specialists and capital providers and is endorsed by leading financial institutions, producing mining companies and other industry stakeholders.  Digbee's reporting framework is aligned with global standards, including the Equator Principles.  For more details about the Company's 2022 Digbee ESG Report please refer to the Company's MD&A, AIF and Form 40-F.

Regulatory

As well as the discussions within this news release, the reader is encouraged to also see the Company's disclosure made under the heading "Risk Factors" in the Company's Form 40-F and AIF.

Qualified Person

Rob van Egmond, P.Geo., a consultant geologist to the Company and a former employee, is an independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101").  Mr. van Egmond has reviewed, validated and approved the scientific and technical information contained in this news release and has previously visited the Waterberg Project site.

838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa.  The Waterberg Project was discovered by Platinum Group and is being jointly developed with Implats, Mnombo, JOGMEC and Hanwa.

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

 www.platinumgroupmetals.net

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding the success of the Company's objective to advance the Waterberg Project to a development and construction decision, the completion of the various phases of the Work Program, the planned DFS Update, the plan for and development of the Waterberg Project and the potential benefits and results thereof, financing and mine development of the Waterberg Project, potential commercial alternatives for mine development financing and concentrate offtake, financing and mine development of the Waterberg Project, the size and cost of the Waterberg Project, the economic feasibility of establishing a Waterberg matte furnace, work with local communities, the development of new battery technologies and the potential benefits of utilizing palladium and platinum therein, the commercialization thereof and Lion's development of next generation battery technology, a return to strength in the market for PGMs, the success of Lion's and FIU's research and development efforts, the expansion of Lion's research work into additional battery chemistries, the Company's ability to better access capital markets due to its ESG practices, the outcome of the Company's pre-construction drill program at the Waterberg Project, the ability of the Company to obtain all required permitting, surface access, and infrastructure servitudes, the low risk of union strike action, the projections of the market and prices for PGEs the recovery of the car sales market, the effect of battery electric vehicles on the market for palladium, the use of PGMs in solutions to climate change, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

PLATINUM GROUP METALS LTD.	…8

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including possible adverse impacts due the global outbreak of COVID-19, the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 40-F annual report, AIF and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.

The technical and scientific information contained herein has been prepared in accordance with NI 43-101, which differs from the standards adopted by the SEC. Accordingly, the technical and scientific information contained herein, including any estimates of mineral reserves and mineral resources, may not be comparable to similar information disclosed by U.S. companies subject to the disclosure requirements of the SEC.